SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Freshpet, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

358039105
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2023
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 19 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358039105	SCHEDULE 13D/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,309,201 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,309,201 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,309,201 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 358039105	SCHEDULE 13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON DIANE DIETZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 68,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 68,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON JAMES LILLIE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,800 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,800 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 40,800 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON TIMOTHY R. MCLEVISH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON KURT T. SCHMIDT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,744 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,744 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,744 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON DWYANE WADE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,292 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,292 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,292 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON CARSTEN CHARLES ("CC") SABATHIA, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,586 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,586 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,586 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 9 of 13 Pages

1	NAME OF REPORTING PERSON GINGER GORDEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,615 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,615 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,615 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 10 of 13 Pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed by the undersigned on September 22, 2022 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on December 9, 2022 ("Amendment No. 1") and Amendment No. 2 filed on December 15, 2022 ("Amendment No. 2," and, together with the Original Schedule 13D and Amendment No. 1, the "Schedule 13D") as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The 4,309,201 Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $197 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Ms. Dietz used a total of approximately $3 million in the aggregate to acquire the 68,000 Shares reported herein as beneficially owned by her.

Mr. Lillie used a total of approximately $2 million in the aggregate to acquire the 40,800 Shares reported herein as beneficially owned by him.

Mr. McLevish used a total of approximately $1 million in the aggregate to acquire the 24,000 Shares reported herein as beneficially owned by him.

Mr. Schmidt used a total of approximately $97 thousand in the aggregate to acquire the 1,744 Shares reported herein as beneficially owned by him.

Mr. Wade used a total of approximately $200 thousand in the aggregate to acquire the 6,292 Shares reported herein as beneficially owned by him.

Mr. Sabathia used a total of approximately $100 thousand in the aggregate to acquire the 2,586 Shares reported herein as beneficially owned by him.

Ms. Gorden used a total of approximately $59 thousand in the aggregate to acquire the 1,615 Shares reported herein as beneficially owned by her.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented with the addition of the following:

On May 24, 2023, JANA issued a letter via press release (the "May 24, 2023 Press Release"), attached hereto as Exhibit G and incorporated by reference herein.

CUSIP No. 358039105	SCHEDULE 13D/A	Page 11 of 13 Pages

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a)-(b) are hereby amended and restated in their entirety, and Item 5(c) is hereby amended and supplemented, as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 48,120,811 Shares outstanding as of May 4, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the Securities and Exchange Commission on May 8, 2023.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 4,309,201 Shares, representing approximately 9.0% of the Shares outstanding.

As of the close of business on the date hereof, Ms. Dietz may be deemed to beneficially own 68,000 Shares, representing 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Lillie may be deemed to beneficially own 40,800 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. McLevish may be deemed to beneficially own 24,000 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Schmidt may be deemed to beneficially own 1,744 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Wade may be deemed to beneficially own 6,292 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Sabathia may be deemed to beneficially own 2,586 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Ms. Gorden may be deemed to beneficially own 1,615 Shares, representing less than 0.1% of the Shares outstanding.

By virtue of the Nominee Agreements, the Special Advisor Agreements, and the Confidentiality Agreement (each as defined in Item 6 below), JANA and the other Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 4,454,238 Shares, representing approximately 9.3% of the outstanding Shares. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons.

(b) Each of the Reporting Persons has sole voting and dispositive power over the Shares which he, she or it beneficially owns.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit H hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

CUSIP No. 358039105	SCHEDULE 13D/A	Page 12 of 13 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit G:	The May 24, 2023 Press Release.
Exhibit H:	Transactions in the Shares of the Issuer by the Reporting Persons During the Past Sixty Days

CUSIP No. 358039105	SCHEDULE 13D/A	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2023

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Partner, Chief Legal Officer and Chief Compliance Officer

/s/ Diane Dietz
DIANE DIETZ

/s/ James Lillie
JAMES LILLIE

/s/ Tim McLevish
TIMOTHY R. MCLEVISH

/s/ Kurt T. Schmidt
KURT T. SCHMIDT

/s/ Dwyane Wade
DWYANE WADE

/s/ CC Sabathia
CC SABATHIA

/s/ Ginger Gorden
GINGER GORDEN

EXHIBIT G

JANA PARTNERS TO NOMINATE FOUR HIGHLY QUALIFIED DIRECTORS TO FRESHPET BOARD

Believes Change is Urgently Needed at Freshpet Due to Incumbent Board’s Failure of Oversight and Diversion of Corporate Resources, Reckless Capital Allocation, Deteriorating Performance and Substantial Erosion of Shareholder Value

Believes Actions of a Majority of Independent Directors – David Basto, Olu Beck, Charles Norris, Daryl Brewster and Walter George – Call into Question Board’s Ability to Govern

JANA’s Nominees – Diane Dietz, Timothy McLevish, Scott Ostfeld and Kurt Schmidt – Are Committed to Restoring Credibility by Properly Overseeing Management and Capital Allocation, Addressing Problematic Governance and Objectively Evaluating Potential Buyer Interest

NEW YORK, May 24, 2023 – JANA Partners (“JANA”) today announced that it will be nominating four highly qualified candidates to Freshpet, Inc.’s (“Freshpet” or the “Company”) (NASDAQ:FRPT) Board of Directors (the “Board”) for the 2023 Annual Meeting of Stockholders (“Annual Meeting”).

JANA’s nominees bring extensive experience as executives and public company board members in the consumer sector.

·	Diane Dietz, Former Chief Executive Officer of Rodan & Fields, EVP & Chief Marketing/Merchandising Officer of Safeway and EVP at Procter & Gamble. She currently serves as a director of Whirlpool.
·	Timothy McLevish, Former Chief Financial Officer of Kraft Foods and Walgreens, and former Executive Chairman of Lamb Weston and director of Conagra Brands.
·	Scott Ostfeld, Managing Partner and Portfolio Manager of JANA Partners. He currently serves as a director of TreeHouse Foods and previously served as a director of Conagra Brands.
·	Kurt Schmidt, Former Chief Executive Officer of Blue Buffalo, Chief Executive Officer of Cronos Group, deputy EVP at Nestle and Chief Executive Officer of Gerber Products. He currently serves as a director of Campbell Soup Company and previously served as a director of Blue Buffalo.

JANA today issued the following public letter to Freshpet shareholders:

May 24, 2023

Dear Fellow Shareholders:

JANA, along with our affiliates and partners, owns 9.3% of Freshpet, making us the Company’s largest shareholder. Freshpet has consistently struggled to execute and failed to achieve its potential, leading to a 74% decline in its stock price in the year prior to our involvement in the Company.

We believe Freshpet’s pattern of missteps stems directly from a Board that has disregarded its most basic duties to shareholders. While recent management changes are a step in the right direction, we have observed a Board that has, over multiple years, failed to properly supervise management as performance worsened, liquidity deteriorated and shareholder value plummeted. Worse still, these problems unfolded while more than half of Freshpet’s independent directors pursued outside interests with corporate resources and key members of management.

Freshpet Board’s Repeated Dereliction of Duty

We believe the Board has failed in its duty to shareholders, including by:

•	Recklessly deploying capital, including rubber stamping management’s $1+ billion CapEx program without articulating a credible plan to fund it, while at the same time investing tens of millions of dollars of shareholder capital in an unrelated money-losing venture;
•	Creating liquidity problems by failing to secure adequate capital for its budgeted CapEx program and then allowing the Company to fall out of compliance with its debt covenants;
•	Choosing – after months of discussing a capital raise – a highly fragile moment in the capital markets, only days after the chaotic collapses of Silicon Valley Bank and Signature Bank, to raise needed capital through an equity-linked convertible bond, in the process reneging on its commitment not to raise equity;[1]
•	Allowing Freshpet management to repeatedly overpromise and underdeliver, highlighted by management consistently missing profitability guidance, reducing long-term margin targets and overseeing gross margin declines for five consecutive years, including a cumulative 1,300+ bps decline in gross margin and 600+ bps decline in EBITDA margin from 2019 to 2022;
•	Installing a misaligned management compensation program that has resulted in incentive compensation struck at ~$143 per share (more than 100% above the current stock price);
•	Allowing key members of Freshpet leadership – the Company’s President & COO and its Vice Chairman – to found, hold executive roles and devote time and Company resources to another company, Hive Brands (“Hive”), which offers competing products;[2]
•	Permitting two Board members – David Basto and Olu Beck – to benefit from Hive’s success by serving as a director and a formal advisor, respectively, and appearing in Hive fundraising / marketing materials;
•	Allowing director David Basto, a Partner at Carlyle, to also serve on the board of Compana Pet Brands, a Carlyle portfolio company that offers competing products; and
•	Allowing long-time Freshpet directors – newly promoted Chairman Walter George, retiring Chairman Charles Norris and Compensation Committee Chairman Daryl Brewster – to utilize Freshpet’s Vice Chairman as the Chief Financial Officer of a blank check company they registered to launch (on top of allowing him to simultaneously serve as Chief Financial Officer of Hive).[3]

Freshpet Board’s Extraordinary Efforts to Avoid Accountability

JANA invested in Freshpet in September 2022 to help address the Company’s underperformance, capital allocation and governance, prompting Cowen research to note that “Jana's position potentially invites a much-needed narrative shift for the stock”4 and leading to a 16% one-day increase in Freshpet’s stock price. Indeed, following JANA’s investment, Freshpet’s share price saw a sustained and dramatic reversal of its downward trajectory, with the stock significantly appreciating in the month following our involvement and its price rising more than 70% to $67.35 per share in the eight months since.5

______________________________

1 “[W]e believe investors were blindsided again on a capital raise.” (Oppenheimer, 3/14/23).

2 https://nypost.com/2022/10/16/freshpet-investors-howl-as-execs-work-for-rival-pet-food-seller.

3 https://www.sec.gov/Archives/edgar/data/1842311/000121390021015215/fs12021_transformational.htm.

4 Cowen, 9/22/22.

5 “FRPT shares are down 64% over the last 12 months but recovered 36% in the last month as activist Jana Partners announced a 10% stake on 9/22.” (Jefferies, 10/20/22).

Unfortunately, rather than acknowledge the core governance issues and undertake remediation actions, including our suggested addition of new directors not hand-picked by the Board, Freshpet is instead attempting to avoid shareholder accountability by taking actions to entrench the Board, including:

•	Abruptly scheduling the Annual Meeting in July, more than two months earlier than prior years, in a thinly veiled effort to compromise the ability of shareholders to nominate directors and pursue Board change;
•	Improperly reducing the number of Board seats up for election in 2023 by removing one director slot from the 2023 Board class;
•	Appointing as Chairman Walter George, the head of Freshpet’s Nominating and Governance Committee who directly oversaw the Company’s litany of governance failures;
•	Appointing a new director who, while a highly capable supply chain executive, is insufficient to address Freshpet’s governance and capital allocation issues, having never served on a public company board and who comes with an overlapping private board with the new Chairman;
•	Undermining Freshpet’s claim to be ‘de-classifying’ the Board beginning in 2023 by appointing the newly added director to the 2024 class; and
•	Taking action directly at odds with the Company’s prior declarations that it “recognizes the benefit of providing stockholders an annual opportunity to express their satisfaction or dissatisfaction with the actions of the Board” and that “the Board believes it is important for it to maintain stockholder confidence by demonstrating that it is responsive and accountable to stockholders.” [6]

JANA’s Director Nominees Bring Much Needed Change

To address the damage Freshpet’s Board has already inflicted on shareholders and help the Company achieve its full potential, we are nominating Diane Dietz, Timothy McLevish, Scott Ostfeld and Kurt Schmidt to Freshpet’s Board at the Annual Meeting. We believe these four highly qualified director candidates are far better equipped to oversee management, governance and capital allocation, address conflicts of interest by putting a stop to corporate resources being diverted toward management and Board member pet projects, and evaluate potential buyer interest in the Company.

Sincerely,

Barry Rosenstein Managing Partner & Portfolio Manager JANA Partners	Scott Ostfeld Managing Partner & Portfolio Manager JANA Partners

______________________________

6 https://www.sec.gov/Archives/edgar/data/1611647/000114036121028195/nc10025859x3_def14a.htm.

Director Nominee Biographies

Diane Dietz

Ms. Dietz is a long-time consumer sector executive and public company board member whose industry experience has included serving as Chief Executive Officer of Rodan & Fields, EVP & Chief Marketing/Merchandising Officer of Safeway and EVP at Procter & Gamble. Ms. Dietz serves as a public company director of Whirlpool Corp.

Timothy McLevish

Mr. McLevish is a long-time consumer sector executive and public company board member whose industry experience has included serving as Chief Financial Officer of Kraft Foods, Chief Financial Officer of Walgreens and Executive Chairman of Lamb Weston. He has also served as the Chief Financial Officer of Carrier Global and Chief Financial Officer of Ingersoll Rand. Mr. McLevish has served as a public company director of Conagra Brands, Lamb Weston, R.R. Donnelley & Sons, Kennametal and URS Corp.

Scott Ostfeld

Mr. Ostfeld is Managing Partner and Portfolio Manager of JANA Partners, where he has nearly 20 years of experience enhancing value as an engaged shareholder including in consumer companies such as Whole Foods, PetSmart, Safeway, Tiffany, Walgreens, Callaway, Pinnacle Foods, Conagra Brands, Bloomin’ Brands and TreeHouse Foods. Mr. Ostfeld serves as a public company director of TreeHouse Foods and previously served as a public company director of HD Supply, TeamHealth and Conagra Brands.

Kurt Schmidt

Mr. Schmidt is a long-time consumer sector executive and public company board member whose industry experience has included serving as Chief Executive Officer of Blue Buffalo, Chief Executive Officer of Cronos Group, deputy EVP at Nestle responsible for Nestle Nutrition and Chief Executive Officer of Gerber Products. Mr. Schmidt serves as a public company director of Campbell Soup Company and previously served as a public company director of Blue Buffalo.

About JANA Partners

JANA Partners was founded in 2001 by Barry Rosenstein. JANA invests in undervalued public companies and engages with management teams and boards to unlock value for shareholders.

Contacts:

Media
Gasthalter & Co.
Jonathan Gasthalter/Nathaniel Garnick

JANA@gasthalter.com

Investors
IR@janapartners.com

Important Information

JANA Partners LLC, JANA Partners Management, LP, JANA Strategic Investments Benchmark Master Fund, L.P., and Barry Rosenstein (“collectively JANA”), and Scott Ostfeld, Diane Dietz, James Lillie, Timothy R. McLevish, Kurt T. Schmidt, Dwyane Wade, Carsten Charles (CC) Sabathia, Jr. and Ginger Gorden (collectively, and together with JANA, the "Participants") intend to file with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and accompanying form of GREEN proxy to be used in connection with the solicitation of proxies from the stockholders of Freshpet, Inc. (“Freshpet” or the “Company”) in connection with the Company’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”). All stockholders of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies, each in connection with the 2023 Annual Meeting, by the Participants when they become available, as they will contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying GREEN proxy card will be furnished to some or all of the Company’s stockholders and will be, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests by security holdings is contained in an exhibit to the Schedule 14A filed by the Participants with the SEC on May 24, 2023. This document is available free of charge from the source indicated above.

Disclaimer

This material does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. In addition, the discussions and opinions in this press release and the material contained herein are for general information only, and are not intended to provide investment advice. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are “forward-looking statements,” which are not guarantees of future performance or results, and the words “will,” “anticipate,” “believe,” “expect,” “potential,” “could,” “opportunity,” “estimate,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this press release and the material contained herein that are not historical facts are based on current expectations, speak only as of the date of this press release and involve risks that may cause the actual results to be materially different. Certain information included in this material is based on data obtained from sources considered to be reliable. No representation is made with respect to the accuracy or completeness of such data, and any analyses provided to assist the recipient of this material in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should also not be viewed as factual and also should not be relied upon as an accurate prediction of future results. All figures are unaudited estimates and subject to revision without notice. JANA disclaims any obligation to update the information herein and reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Past performance is not indicative of future results.

EXHIBIT H

Transactions in the Shares of the Issuer by the Reporting Persons During the Past Sixty Days

The following tables set forth all transactions in the Shares effected by the Reporting Persons during the past sixty days. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row's column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

JANA

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

3/31/2023	16,536*	66.35	66.20-66.35
4/3/2023	5,000*	66.60
4/4/2023	5,000*	66.79
4/5/2023	5,000*	66.48
4/6/2023	5,000*	64.82
4/10/2023	5,000*	66.04
4/11/2023	5,000*	66.39
4/12/2023	5,000*	65.36
4/13/2023	5,000*	66.31
4/14/2023	10,000*	66.38
5/4/2023	(13,743)*	69.06	69.05-69.08
5/5/2023	(143,858)*	69.33	69.11-69.47
5/8/2023	(39,324)*	72.03	70.68-73.07
5/10/2023	(153,075)*	70.28	69.78-70.88
5/11/2023	(36,000)*	69.95
5/18/2023	143,724	66.06	64.99-66.18
5/19/2023	161,276	64.64	64.57-64.65
5/22/2023	175,989	66.15	66.03-66.38
5/23/2023	150,000	67.05	66.69-67.18

*Trade made for rebalancing purposes.